Announcement to the Market

Disclosure of results for the third quarter and from January to September of 2014, according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for the third quarter and from January to September of 2014 are available at our website: www.itau.com.br/investor-relations.

Comparison between BRGAAP1 and IFRS	R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Sep/30/2014			Dec/31/2013
Total Assets	1,157,557	(79,846)	1,077,711	1,105,721	(78,424)	1,027,297
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives3	580,878	(31,786)	549,092	550,837	(25,797)	525,040
Loan Operations	428,832	697	429,529	412,235	(533)	411,702
(-) Allowance for Loan Losses4	(25,258)	3,367	(21,891)	(26,371)	4,136	(22,235)
Other Financial Assets5	93,182	(41,657)	51,525	94,183	(46,591)	47,592
Tax Assets6	43,512	(7,586)	36,926	44,750	(10,008)	34,742
Investments in associates and jointly controlled entitities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	36,411	(2,881)	33,530	30,087	369	34,456

Current Liabilities and Long Term Liabilities	1,064,457	(81,551)	982,906	1,022,794	(79,689)	943,105
Deposits	280,975	-	280,975	274,383	-	274,383
Deposits Received Under Securities Repurchase Agreements3	304,024	(31,377)	272,647	292,179	(25,497)	266,682
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	203,328	883	204,211	194,238	969	195,207
Other Financial Liabilities5	102,169	(41,586)	60,583	107,329	(46,055)	61,274
Reserves for Insurance, Private Pension and Capitalization	112,973	-	112,973	102,055	-	102,055
Provisions and Other Liabilities	49,208	(3,665)	45,543	40,263	(563)	39,710
Tax Liabilities6	11,780	(5,806)	5,974	12,347	(8,553)	3,794

Total Stockholders’ Equity	93,100	1,705	94,805	82,927	1,265	84,192
Non-controlling interests	2,324	(976)	1,348	1,903	(934)	969
Controlling Stockholders’ Equity7	90,776	2,681	93,457	81,024	2,199	83,223

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies;
7 Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation	R$ million

Adjustments	Equity	Result
	Sep/30/14	3rd Q/14	2nd Q/14	3rd Q/13	Jan-Sep/14	Jan-Sep/13
BRGAAP - Values Attributable to Controlling Stockholders	90,776	5,404	4,899	3,995	14,722	11,050
(a) Allowance for Loan Losses	2,032	364	(125)	149	295	294
(b) Adjustment to market value of shares and quotas	72	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	477	(4)	(3)	(7)	(11)	(19)
(d) Conversion of subsidiaries and unconsolidated companies abroad	-	-	-	91	-	24
(e) Effective interest rate	(157)	13	16	20	40	89
(f) Other adjustments	257	116	(21)	38	164	78
IFRS - Values Attributable to Controlling Stockholders	93,457	5,893	4,766	4,286	15,210	11,516
IFRS - Values Attributable to Minority Stockholders	1,348	91	77	33	218	60
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	94,805	5,984	4,843	4,319	15,428	11,576

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used8.
(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(d) On the IFRS (IAS 21), exchange rate variations of subsidiaries and nonconsolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period.  On BRGAPP, until 2013 the exchange variation of investments abroad (other than the Functional Currency Dollar) exchange rate variation and hedges of such investments transiting through the income statements.  From 2014 these exchange rate variations have been recorded directly in equity, thus there was no more difference in treatment between BRGAPP and IFRS.
(e) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.
(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

8 For more details see our Complete Financial Statements from January to September of 2014.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

R$ million
Recurring Result	3rd Q/14			2nd Q/14			Jan-Sep/14			Jan-Sep/13
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributable to Controlling Stockholders	5,404	5,893	489	4,899	4,766	(133)	14,722	15,210	488	11,050	11,516	466
Exclusion of the Non-Recurring Events Net of Tax Effects	53	53	-	74	74	-	237	237	-	106	106	-
Program or Installment Payment of Taxes	(37)	(37)	-	-	-	-	(37)	(37)	-	-	-	-
Provisions - Civil Lawsuits	15	15	-	31	31	-	88	88	-	106	106	-
Cofins / Provision for losses on tax loss - Porto Sequro	-	-	-	-	-	-	60	60	-	-	-	-
Goodwill amortization Creditcard	38	38	-	42	42	-	123	123	-	-	-	-
Favorable decision on thesis enlargement of the calculation basis of RS and COFINSIRB	-	-	-	-	-	-	(33)	(33)	-	-	-	-
Allowance for Loan Losses - Creditcard1	37	37	-	-	-	-	37	37	-	-	-	-
Recurring Result - Attributable to Controlling Stockholders	5,457	5,946	489	4,973	4,840	(133)	14,959	15,447	488	11,156	11,622	466
1 Adjustment to the minimum required by resolutions no 2682

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, November 4, 2014.

Alfredo Egydio Setubal
Investor Relations Officer

Itaú Unibanco Holding S.A.